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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              SCP Pool Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    784028102
                                ---------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

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CUSIP No. 784028102                                            Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          St. Denis J. Villere & Company
          I.R.S. Identification No. 72-0343760
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) / /            (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                        131,324
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      2,591,769
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                        131,324
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                        2,591,769
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,723,093 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


        N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        10.12%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


        IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

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                                  SCHEDULE 13G

ITEM 1.

     This Schedule 13G relates to shares of the common stock (the "Shares") of SCP Pool Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 109 Northpark Boulevard, Covington, Louisiana 70433-5001.

ITEM 2.

     (a) - (c) The person filing this Schedule 13G is St. Denis J. Villere & Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

     (d)  Title of Class of Securities: Common

     (e)  CUSIP Number: 784028102

ITEM 3.

     The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.        Ownership.

     (a) - (c) As of December 31, 2001, the Partnership was deemed to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:


Number         Percentage of            Sole                Shared              Sole                Shared
of             Outstanding              Voting              Voting              Dispositive         Dispositive
Shares         Shares                   Power               Power               Power               Power
---------      -------------            ------              ---------           -----------         -----------
2,723,093       10.12%                  131,324             2,591,769           131,324             2,591,769




                               Page 3 of 5 pages

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ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

ITEM 8.   Identification and Classification of Members of the Group.

          Not Applicable

ITEM 9.   Notice of Dissolution of Group.

          Not Applicable

ITEM 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                Page 4 of 5 pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002
      ----------------
                                              ST. DENIS J. VILLERE & COMPANY,
                                              A LOUISIANA PARTNERSHIP
                                              IN COMMENDAM



                                              By: /s/ George G. Villere
                                                 -------------------------------
                                                     George G. Villere
                                                     General Partner



                               Page 5 of 5 pages